Filed by: Impax Laboratories, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Impax Laboratories, Inc.
Commission File No.: 001-34263

This filing relates to the proposed transaction between Impax Laboratories, Inc. (“Impax”) and Amneal Pharmaceuticals LLC (“Amneal”) pursuant to the Business Combination Agreement dated as of October 17, 2017 by and among Impax, Amneal, Atlas Holdings, Inc. and K2 Merger Sub Corporation, as amended by Amendment No. 1, dated November 21, 2017, and Amendment No. 2, dated December 16, 2017.

The following is a copy of FAQs that were emailed to Impax employees on March 2, 2018.

Answering Your Questions about 401K and Deferred Compensation in the Combined Company

We continue to work to prepare for our expected combination with Amneal in the second quarter of this year. As part of this preparation, the Human Resources functional integration team has been working to finalize plans for the combined company’s Total Rewards program, including the 401K Plan as well as the deferred compensation plan. We have been receiving many questions on these two topics and are now able to provide you with some clarity about how the combination may impact both programs. More comprehensive details will be provided in the coming weeks. In the meantime, if you have additional questions, please email them to CorpComm@impaxlabs.com.

Questions related to Impax 401K Plan

1.	What will happen to the Impax 401K Plan upon closing?
Frequently in business combinations, companies will decide to terminate one party’s 401K Plan immediately before closing so that the combined company will have a single 401K Plan that covers all eligible participants and to avoid the burden and expense of administering multiple plans after the closing of the transaction. To that end the Impax 401K Plan is expected to be terminated immediately prior to the closing, at which point you will no longer be able to contribute to the Impax 401K Plan. The good news is that you will become fully vested in all of your Impax 401K Plan accounts upon the termination of the Impax 401K Plan - even if you are not yet fully vested under your account because you have not satisfied the years of service required for vesting under the Plan.

2.	Will I be able to contribute to a different plan after closing?
After the closing, it is expected that colleagues who were eligible to participate in the Impax 401K Plan will become eligible to participate in the 401K plan of the new combined company (the “New Amneal 401K Plan”) provided they remain employed by Impax or the combined company. The New Amneal 401K Plan is expected to provide the same matching contribution that you currently receive under the Impax 401K Plan – 100% of the amount you contribute up to 5% of your plan compensation. Additional information regarding the New Amneal 401K Plan will be provided in the coming weeks.

3.	What will happen to my Impax 401K Plan accounts?
After the closing, Impax will begin winding down the Impax 401K Plan down, which will require performing legally required testing and performing certain corrections. When these steps are complete, Impax will send participants information on how to make a distribution election. You will have the option to receive a cash distribution or to roll over your Impax 401K Plan account to another employer plan (such as the New Amneal 401K Plan) or an Individual Retirement Account (IRA).

4.	I have a loan under the Impax 401K Plan. What will happen to the loan after the closing?
Your loan payments will continue to be made through payroll deductions while the Impax 401K Plan is winding down, provided that you are still employed by Impax (or the combined company) after the closing. You may pay off the outstanding balance of the loan at any time. When your distribution from the Impax 401K Plan is processed (as described in Question 3 above), your outstanding loan amount will be treated as a taxable distribution unless you elect to roll over your Impax 401K Plan account and your loan to the New Amneal Plan. If you pay off your outstanding loan amount before the time your distribution from the Impax 401K Plan is processed, you will avoid a taxable distribution on such loan amount.

If your employment with Impax or the combined company terminates, you will be required to repay your loan in accordance with the terms of your loan agreement but no later than the time your distribution from your Impax 401K Plan is processed. If it is not repaid, the outstanding balance of your loan will default and be treated as a taxable distribution.

5.	Will contributions to the Impax 401K Plan be limited because it is terminating in the middle of the plan year?
Yes, the IRS requires that certain limits relating to plan contributions be prorated for a short plan year, including the $275,000 annual limit on plan compensation and the $55,000 annual limit on total contributions (other than catch-up contributions and rollover contributions) to a participant’s plan account. Unfortunately, this will have an impact on how much you can contribute to the Impax 401K Plan for 2018, as well as how much Impax can contribute on your behalf.

As an example, if the Impax 401K Plan terminates on March 31, 2018 (after 25% of the year):

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The plan compensation limit will be $68,750 (25% of $275,000). Because the Impax 401K Plan matches 100% of your contributions up to 5% of your plan compensation, this means that the maximum matching contribution anyone would be able to receive is $3,437.50 (5% of $68,750).

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The limit on total employer and employee contributions (other than catch-up contributions and rollover contributions) to a participant’s plan account will be $13,750 (25% of $55,000) for 2018. This means that you will not be able to contribute the full $18,500 to the Impax 401K Plan this year. However, any catch-up contribution will not be subject to such limitations.

If these limits are exceeded, it will be discovered when Impax performs the testing described in Question 3 above. Excess participant contributions will be refunded and excess matching contributions will be forfeited. You may want to keep these prorated limits in mind when making your deferral elections going forward.

Questions related to Deferred Compensation Plan

1.	Will my account balance be paid upon a change of control?
No. A change of control is not a payment event under the provisions of the Impax Executive Non-Qualified Deferred Compensation Plan. Your balance will remain subject to the terms of the plan and payments will be based upon your separation from service (payments processed in the 7th month following separation) or the specified date that you have elected. Please visit mydeferralselect.com or contact Aon at 1-800-341-4413 if you have any questions about your current payment elections.

2.	I have unvested portions of matching contributions under the Deferred Compensation Plan. What will happen to the unvested portions of such contributions at the closing?
Pursuant to the terms of the plan, the unvested portions of the matching contributions under the Impax Executive Non-Qualified Deferred Compensation Plan will automatically and fully vest upon the closing of the transaction, even if you are not yet fully vested under your account because you have not satisfied the years of service required for vesting under the plan.

3.	Is there anything I can do to accelerate the timing of my payment?
No, Under IRS regulations, the timing of payments cannot be accelerated.

4.	Will my current deferral elections change upon the closing of the transaction?
No, your current deferral elections will remain in force after the transaction closes until you change your election.

Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Impax Laboratories, Inc. (“Impax”) and Amneal Pharmaceuticals LLC (“Amneal”) pursuant to the Business Combination Agreement dated as of October

17, 2017 by and among Impax, Amneal, Atlas Holdings, Inc. (“Holdco”), and K2 Merger Sub Corporation, as amended by Amendment No. 1, dated November 21, 2017, and Amendment No. 2, dated December 16, 2017. In connection with the proposed transaction, Holdco filed a registration statement on Form S- 4, containing a proxy statement/prospectus, with the Securities and Exchange Commission (“SEC”) on November 21, 2017, Amendment No. 1 to the registration statement filed on December 29, 2017, Amendment No. 2 to the registration statement filed on January 23, 2018, Amendment No. 3 to the registration statement filed on February 1, 2018 and Amendment No. 4 to the registration statement filed on February 6, 2018, which was declared effective by the SEC on February 9, 2018. Impax has filed a definitive proxy statement on Schedule 14A with the SEC on February 12, 2018, and the definitive proxy statement and a form of proxy have been mailed to the shareholders of Impax on or about February 13, 2018. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Impax or Holdco may file or have filed with the SEC, or will send or have sent to stockholders in connection with the proposed business combination. INVESTORS AND SECURITY HOLDERS OF IMPAX ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain copies of the registration statement, including the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Impax or Holdco will be available free of charge on Impax’s internet website at http://www.impaxlabs.com or by contacting Mark Donohue, Investor Relations and Corporate Communications at (215) 558-4526.

Participants in Solicitation
Impax, Amneal, Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Impax’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of Impax is set forth in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 5, 2017, and in its Annual Report on Form 10-K for the year ended December 31, 2016. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus regarding the proposed transaction and other relevant materials that have been or will be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph. This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements
This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, target, potential, forecast, and the negative thereof and similar expressions. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. Impax cautions readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to effecting the transaction may not be satisfied; (iii) the ability of Impax and Amneal to integrate their businesses successfully and to achieve anticipated synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) potential litigation relating to the proposed transaction that could be instituted against Impax, Amneal or their respective directors, (vi) possible disruptions from the proposed transaction that could harm Impax’s and/or Amneal’s business, including current plans and operations, (vii) the ability of Impax or Amneal to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the transaction, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination that could affect Impax’s or Amneal’s financial performance, (x) certain restrictions during the pendency of the transaction that may impact Impax’s or Amneal’s ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments; (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors; and (xiv) such other factors as are set forth in Impax’s periodic public filings with the SEC, including but not limited to those described under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” in Impax’s Form 10-K for the fiscal year ended December 31, 2016, in the Form S-4 filed by Holdco, in the definitive proxy statement on Schedule 14A filed by Impax and in Impax’s other filings made with the SEC from time to time, which are available via the SEC’s website at www.sec.gov. While the list of factors presented here is, and the list of factors to be presented in the proxy statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Impax’s or Amneal’s consolidated financial condition, results of operations, credit rating or liquidity. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Impax has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Impax on the date hereof, and unless legally required, Impax disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.